FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly results for the period January-June 2009	2

Investor Relations July 30th, 2009

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 2

H1 09 results key highlights GROUP FINANCIALS Solid set of results, Q2 09 trends in line with Q1 09 performance Positive organic revenue growth capitalizing on our diversification Robust profitability and ramp-up in organic OpCF generation driven by OpEx&CapEx discipline and economies of scale Double digit underlying increase in net income Strong balance sheet On track to meet 2009 guidance. Growing dividend policy confirmed 3

Solid performance across the board GROUP FINANCIALS Jan-Jun 2009 Revenues Operating Income (OI) Change H1 09/H1 08 Net income -2.0% -0.8% € in millions Operating Income before D&A (OIBDA) -1.7% +0.7% +6.3% OIBDA Margin +0.1p.p. Change organic(1) H1 09/H1 08 +1.4% +3.0% +0.6p.p. +4.2% OpCF (OIBDA-CapEx) +11.9% Negative impacts in nominal growth rates due to FX, deducting: Revenues: -3.6p.p. in H1 09 OIBDA: -2.5p.p. in H1 09 OI: -1.0p.p. in H1 09 27,588 10,939 6,551 3,619 8,156 39.7% Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains derived from Airwave and Sogecable disposals registered in Q2 08. T. Espana 35.4% 44.2% T. Latam 39.8% 39.0% T. Europe 23.8% 17.2% Revenues H1 09 OIBDA H1 09 % Group Contribution by regions Telefonica Group Accesses (in millions) Y-o-y growth Total BB fixed 263.9 200.9 Mobile Pay TV Fixed +7.6% +9.9% 13.1 +14.1% +19.4% 2.4 42.0 -3.4% 4

GROUP FINANCIALS Pushing underlying EPS up by almost 14% FCFS (€) H1 08 +6.9% 0.73 0.78 H1 09 € in millions (% change y-o-y) Excludes the impact derived from Airwave and Sogecable disposals registered in 2008. EPS (€) H1 09 Underlying(1) y-o-y growth 0.79 +13.7% +3.4% Reported y-o-y growth H1 09 OI Associates Financial results Taxes Minorities H1 09 Net Income D&A H1 09 OIBDA 30 (c.s.) -1,339 (-3.5%) -1,559 +2.6% -64 (-34.2%) 6,551 3,619 10,939 -4,388 (-3.0%) +10.7% underlying y-o-y growth(1) 5

GROUP FINANCIALS

H1 09 performance in-line with year-end targets


Revenue Growth(1)
+1.7%
2009 GUIDANCE
Revenue growth
% Change H1 09/H1 08


OIBDA Growth(1)
+3.2%
2009 GUIDANCE
+1%/+3%
% Change H1 09/H1 08


CapEx(1)
2009 GUIDANCE
< €7,500 m
€2,901 m
H1 09


OpCF(1)
+12.1%
2009 GUIDANCE
+8%/+11%
% Change H1 09/H1 08

(1) Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€ 174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

TELEFONICA S.A.
Investor Relations

Telefonica

6

GROUP FINANCIALS

Generating healthy OpCF with a benchmark profitability

H1 09 Organic growth(1) (y-o-y growth)


Telefónica Group
10.5 p.p.
+1.4%
+1.1%
+3.0%
+2.9%
39.7%
(+0.6p.p.)
+11.9%
+11.8%
Revenues
OIBDA
OpCF(2)

Considering comparable terms (3) in T. España


T. España
(y-o-y growth in comparable terms(3))
-6.3%
49.6%
(-0.3p.p.)
-6.9%
-1.0%
Revenues
OIBDA
OpCF(2)


T. Latam
(y-o-y organic(1) growth)
+7.4%
+14.0%
38.9%
(+2.2p.p.)
+31.9%
Revenues
OIBDA
OpCF(2)


T. Europe
(y-o-y organic(1) growth)
+2.2%
+6.2%
28.6%
(+1.1p.p.)
+16.8%
Revenues
OIBDA
OpCF(2)

OIBDA margin reported (y-o-y organic growth and in comparable terms(3) in T. España)

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA figure does not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

(2) OpCF: OIBDA-CapEx.

(3) Excludes impact of USO in Q1 09 on revenues (Wireline: € 75 m) and OIBDA (Wireline: € 46 m; Wireless: € -24 m), bad debt recovery in Q1 08 (Wireline: € 17 m; Wireless: € 8 m), Real Estate capital gains (Wireline: € 0.4 m in H1 09 and € 68 m in H1 08) and the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses in the second quarter of 2009 (Wireline: € 58 m; Wireless: € 32 m).

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Investor Relations

Telefonica

7

GROUP FINANCIALS

Managing OpEx & CapEx to maximize OpCF generation

Group OpEx Breakdown


Other
costs[2]: 48%
Commercial
costs[3]: 33%
Interconnection
costs: 19%

H1 09 y-o-y Organic [1] growth: -0.6%

Group CapEx Breakdown


€ 2,783 m
25%
Fixed
30%
Mobile (2G)
17% Systems
28%
BB, Pay TV, 3G
H1 09
-13.0%
-36.1%
-0.7%
+5.9%
Ex-Vivo
licenses
-23.5%

H1 09 y-o-y Organic [1] growth: -16.0% (-10.2% ex-Vivo licenses)

- -6.2% organic[1] decrease in total commercial costs:
  - Cuts in handset subsidies mainly in T. Latam, advertising in the 3 regions and commissions costs in T. Latam and T. España
- **Interconnection costs** reduction (-2.1% organic[1] y-o-y) due to lower MTRs
- **Other costs (organic[1]):**
  - Higher OpEx in T. Latam explained by fast customer growth, US$ denominated costs and higher prices
  - Higher taxes due to T. Latam and USO impact in T. España (€ 54 m in Q1 09)

- **BB, Pay TV, 3G:** Focus on BB growth opportunities (fixed & mobile) across regions. **3G: +50.0% y-o-y**
- **Mobile:** Lower commercial activity in traditional wireline business
- **Mobile:** GSM coverage/capacity already in place in most European markets
- **Systems:** CapEx affected by seasonality

- **H1 09 CapEx breakdown in line with 2009 targets (75% transformation & 25% maintenance)**
- **2009 committed CapEx as of June: ~50% of annual target**

TELEFONICA S.A.
Investor Relations

(1) Organic growth: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008.
(2) Other costs: Non commercial personal expenses, network costs, systems and rentals, customer equipment purchases, among others.
(3) Commercial costs: Handsets subsidies, advertising, billing, commissions, personnel expenses and customer services.

Telefónica
8

TELEFÓNICA ESPAÑA

T.España: Focus on OpEx and CapEx to maximize OpCF


WIRELINE
WIRELESS
Service revenues
Revenue growth
(Underlying (1) y-o-y change)
-2.1p.p.
-1.2p.p.
Q4 08
Q1 09
Q2 09
-0.9%
-3.0%
-4.2%
-4.7p.p.
-0.8p.p.
Q4 08
Q1 09
Q2 09
MTRs cuts(3): -2.5p.p.
-2.6%
-7.3%
-8.1%
OIBDA and OIBDA margin
(comparable (2) y-o-y change)
H1 09
-4.6%
47.6%
47.3%
-0.4p.p.
H1 08
H1 09
OIBDA
OIBDA / Revenues
H1 09
-10.4%
44.4%
43.9%
-0.5p.p.
H1 08
H1 09
OIBDA
OIBDA / Revenues
CapEx and CapEx over revenues;
(comparable(2))
T.ESPAÑA
-2.5p.p.
H1 09
-29.6%
10.2%
7.6%
H1 08
H1 09
CapEx
CapEx / Revenues

- Positive second derivative in revenue y-o-y change
- Sound profitability across businesses: 48.8% comparable(2) OIBDA margin
- CapEx focused on growing businesses

T. España OpCF: € 4,099 m; -1.0%(2) y-o-y

(1) Ex PUT in Q4 08, ex USO in Q1 09 and seasonality in Q2 09.
(2) Excludes impact of USO in Q1 09 on revenues (Wireline: € 75 m) and OIBDA (Wireline: € 46 m; Wireless: €-24 m), bad debt recovery in Q1 08 (Wireline: € 17 m; Wireless: € 8 m), Real Estate capital gains (Wireline: € 0.4 m in H1 09 and € 68 m in H1 08) and the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses in the second quarter of 2009 (Wireline: € 58 m; Wireless: € 32 m).
(3) MTRs cuts have a negative impact of 2.5 percentage points in both quarters (Q1 09 and Q2 09).

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9

TELEFÓNICA ESPAÑA

KPIs: improved performance q-o-q in most services

Broadband KPIs (Jun-09; '000)



y-o-y growth
5,331
+6.5%
>2x
>1,200
~7,500
1.5x
Wireline Retail Internet Broadband Accesses
Wireless data flat rates(1)
Wireless 3G devices

- **Sustained leadership in the wireline Broadband market:**
  - Market share at 56%
  - Effective BB ARPU: -6.6% y-o-y in H1 09
  - 86% of retail BB accesses with 2P/3P
- **Continued momentum in mobile BB take-up**
- **Back to positive net adds in Pay TV: 4.7K in Q2 09**

Wireless net adds and traffic



vs. -53%(3) for competitors
>10x
9.8
100.9
+1.7%
Negative seasonal impact
-3.6%
-4.5%
Net adds ('000)
Traffic y-o-y change
Q1 09
Q2 09
Q4 08
Q1 09
Q2 09

- 62% of the customer base already in contract
- Leading share of net adds in Q2. Positive results in contract MNP(2) in Q2
- Stable churn vs. Q1 09 at 1.9% (1.4% in contract)
- Lower economic churn
- Slowdown in ARPU decline: -0.8p.p. in Q2 vs. Q1; -2.5 p.p. in Q1 09 vs. Q4 08 despite new MTR cut and seasonal effect
- Positive Data ARPU performance: +2.9% y-o-y in H1 09

Fixed Telephony Lines Losses



+124%
+60%
-2%
Q2 08/ Q1 08
Q1 09/ Q4 08
Q2 09/ Q1 09

- Stabilization of line losses vs. Q1 09
- Retail lines down 6.2% y-o-y
- **55% of H1 09 net line losses compensated by a net increase in wholesale lines which generate revenue stream**
- Remaining 45% due to shrinking market and direct access
- **Lines lost have lower ARPU than average**

(1) Monthly flat rates.
(2) MNP: Mobile Number Portability.
(3) Q2 09 vs. Q1 09 joint net adds for Vodafone, Orange, Yoigo (companies' press releases) and MVNOs (Telefónica's estimates)

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Investor Relations
Telefonica
10

TELEFÓNICA ESPAÑA

Q2 revenue performance shows similar trends to previous quarter

HIGHLIGHTS

	Q2 09	H1 09
Solid growth of wireline data revenues	+7.1%	+5.4%
Sustained healthy IT revenue growth, despite seasonality	+4.8%	+13.5%
Robust wireless data connectivity revenues	+56.6%	+53.6%
Stabilization of y-o-y decline in total wireless revenues	-9.5%	-9.5%

LOWLIGHTS

Negatively impacted by seasonality

	Q2 09	H1 09
Lower PSTN access revenue, in line with accesses evolution	-5.9%	-5.6%[1]
Flattish wireline Internet and BB revenues on lower accesses growth market and ARPU decline	-2.3%	-1.4%
Wireline voice service impacted by lower usage	-12.1%	-10.2%
Wireless incoming revenues (roaming-in and interconnection) down on price cuts and lower traffic	-19.1%	-19.1%
Outgoing wireless revenues due to lower usage patterns	-6.6%	-5.8%

Maintaining revenue share[2] leadership across businesses y-o-y

(1) Ex USO.
(2) Based on historical data and Telefonica's estimates.

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Telefonica

11

TELEFÓNICA ESPAÑA

OpEx & CapEx discipline to preserve OpCF generation

2009 committed CapEx as of June <€ 1,200 m

CapEx
H1 09 vs. H1 08 (€ in millions)


1,051
-29.6%
11p.p.
6p.p.
4p.p.
9p.p.
739
H1 08
Internet & BB access
GSM
Tradit. access
Other
H1 09

- Focus on growth businesses: mobile data
- Enhanced CapEx efficiency: Significant vendors per unit cost reductions
  - Benefiting from Group purchasing power
  - Vendors adapting to economic downturn
- Lower investment in GSM and traditional access
- Fiber rollout adapted to current environment

Efficiency ratio
(OpEx+CapEx) /Revenues(1)
12 month rolling


62.2%
-1.6p.p.
60.6%
June-08
June-09

IMPROVED!

Track record of capability to manage OpEx&CapEx

OpEx
H1 09 vs. H1 08 (€ in millions)


-5.5 %
5,356
-333
5,023
+36
5,059
H1 08
Ex-bad debt recovery
H1 09
H1 09
Ex-USO; ex-lower personnel costs (*)

- Lowering pressure on personnel costs — -8.6% (-1.2%(*))
  - CPI reduction vs. 2008
  - 2008 Workforce adaptation program bearing fruit in 2009
  - lower costs on review of previous years estimates relating workforce reorganization programs
- Lower commercial costs(2) (as commercial activity and unit cost go down) — -7.7%
- Lower mobile handset costs — -17.4%
- Interconnection costs down on lower usage and prices — -12.2%

(*) Excluding the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009

(1) Efficiency ratio: Defined as last 12 months ([OpEx+CapEx-Internal exp. Capitalized in fixed assets-other non-recurring expenses]/Revenues). CapEx figure excludes spectrum acquisition.
(2) Handset subsidies, commissions to dealers and advertising.

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Telefónica

12

TELEFÓNICA LATAM

T.Latam: Solid top line growth and strong profitability


Revenue growth
(H1 09 y-o-y change)
+4.2%
+7.4%
1.9p.p.
1.2p.p.
0.7p.p.
3.2p.p.
0.5p.p.
€ terms
Organic(1)
Arg.
Brazil
Peru
Ven.
Others(2)
OIBDA growth
(H1 09 y-o-y change)
+11.5%
+14.0%
2.9p.p.
2.4p.p.
1.5p.p.
6.3p.p.
0.9p.p.
€ terms
Organic(1)
Arg.
Mex.
Brazil
Ven.
Others(3)
Margins over Revenues
(H1 09)
+2.2p.p.
38.9%
-2.8p.p.
11.1%
Total
Total
OIBDA / Revenues
CapEx / Revenues
Organic y-o-y growth(1)
OpCF
(OIBDA-CapEx; € in millions)
3,049
+31.9%
H1 09

- **High single digit accesses growth** (+8.7% y-o-y) underpinned by mobile (+11.1%) and BB (+15.0%)
- **Robust organic revenue y-o-y performance** driven by mobile and Internet & TV sales
- **Sustained OIBDA margin expansion** led by enhanced profitability in mobile (wireless margin up 7.0p.p. y-o-y in Q2 09)
- **Strong advance in OpCF**

(1) Assuming constant exchange rates and including the consolidation of Telemig in Jan-Mar 2008.
(2) Includes Central America, Colombia, Mexico, Ecuador, Chile, Uruguay and Others.
(3) Includes Peru, Central America, Colombia, Ecuador, Chile, Uruguay and Others.

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Telefónica
13

Wireless business: Healthy operating performance drives revenue growth TELEFONICA LATAM Assumes constant exchange rates and includes Telemig in Jan-Mar 2008. On a comparable basis. Mobile revenue growth (y-o-y organic(1)) Data +36.6% Penetration E (%) 73 62 99 114 91 83 99 Data Rev. Growth (%) H1 09 y-o-y +25 +5 +67 +33 +33 +32 +29 Strong accesses growth continues despite increased penetration Average penetration in the region: 85% (+10p.p. vs. Jun-08) Q2 09 net adds up 6.7% q-o-q Selective customer acquisition approach, focused on value: 29% of net adds in contract vs. 19% in Q2 08 Sustained churn reduction: -0.1p.p.(1) vs. H1 08 ARPU evolution impacted by strong customer growth & MTRs cuts H1 09 traffic up 9.3% y-o-y H1 09 organic(1) ARPU (-2.9% y-o-y) with a better performance of outgoing organic ARPU(1) (+1.1% y-o-y) Robust top line expansion on the back of wireless data and strong outgoing usage Solid mobile data revenue growth to 17.2% of service revenue in H1 09 (+2.4p.p.(1) y-o-y) Brazil(1) Mex. Ven. Arg. Chile Col .. Peru(2) Total +12.3% Service +14.3% 10.9 15.9 46.8 Brazil Mex. Ven. +16% 15.1 Arg. +7% +13% +9% 7.1 Chile 9.0 Col .. -4% 10.8 Peru +17% +7% 85% in GSM (+13p.p.) Mobile customers (Jun-09; in millions) y-o-y change 14

TELEFONICA LATAM Robust BB accesses growth, leveraging strong push in bundles Sustained net adds in Q2 09: 143k 2P&3P/BB: +10p.p. y-o-y Total bundles/fixed lines: +4p.p. y-o-y Increasing weight of Internet & Pay TV revenue to 20.7% of total wireline revenues Solid expansion in Pay TV accesses Flattish fixed line accesses Excluding Medianetworks in 2008. Wireline business: Transforming our business Brazil Chile Peru Col. Latam 31.3% 25.4% 20.1% 14.6% Brazil Arg. Chile Peru 18.9% Col. 20.7% Latam +2.2p.p. +3.7p.p. +3.7p.p. +1.9p.p.(1) +2.4p.p. +3.8p.p. 1.1 0.7 0.7 2.7 Brazil Arg. Chile Peru 19% 17% 9% 19% 0.4 Col. 6.4 Latam 15% 46% Y-o-y growth Retail BB accesses (Jun-09; in millions) Pay TV Accesses (Jun-09; in millions) Internet & PayTV rev/ Total rev (H1 09) Y-o-y growth 0.5 0.1 0.3 0.7 1.7 11% 48% 28% 24% 8% 0.05 Ven. Y-o-y growth n.s. 15

TELEFÓNICA LATAM

Sustained healthy performance in most markets

H1 09 y-o-y growth (in local currency)	Total revenue	Mobile service revenue	Total Wireline revenue	BB & TV revenue	Total OIBDA	Mobile OIBDA	Wireline OIBDA
Brazil[1]	+4.7%	+9.5%[2]	+1.4%	+19.4%	+3.9%	+24.6%[2]	-2.4%
Argentina	+17.5%	+22.1%	+15.8%	+41.7%	+29.1%	+49.9%	+7.3%
Chile	-0.5%	-0.6%	-3.0%	+ 13.7%	+3.5%	+9.5%	-3.5%
Peru[3]	+9.3%	+6.5%	+4.3%	+11.2%	+17.7%	+38.6%	+6.5%
Colombia	-9.0%	-9.0%	-3.4%	+20.6%	-21.5%	-28.7%	-16.9%
Venezuela	+28.4%	+29.7%			+45.7%		
Mexico	+8.7%	+17.9%			+53.0%		

- **Rum-up in service revenue growth and increased profitability in Mexico:** net adds up 127.0% q-o-q; service revenue growth acceleration to +19.1% in Q2 09; 33.9% OIBDA margin in Q2 09 (+8.3p.p. y-o-y); 4x increase in OpCF vs. H1 08
- **Vivo continues to focus on revenue share leadership**. Flattish ARPU ex-fx q-o-q despite strong net adds. Solid OIBDA margin expansion to 30.1% in H1 09 (+4.0p.p [2] y-o-y)
- **Telesp's** performance impacted by service quality and network issues in a very competitive environment
- **Wireless in Peru** maintains its solid market position and shows significant OIBDA margin expansion
- **Solid results in Argentina and Venezuela** driven by fast customer growth and increased usage

(1) Includes 50% of Vivo.
(2) Includes Telemig in January-March 2008.
(3) Excludes Medianetworks in 2008.

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Telefonica

16

TELEFÓNICA EUROPE

T. Europe: strong performance in key markets, driving efficiency higher


Total customers
Revenues (1)
Top Line
y-o-y growth
+8.3%
+2.2%
H1 09
H1 09
OIBDA
y-o-y growth (1)
Contribution to growth (p.p.)(1)
+4.7p.p.
+2.1p.p.
-0.6p.p.
+6.2%
H1 08
GER
UK
Rest
H1 09
Operating Cash Flow
(OIBDA-CapEx)
y-o-y growth (1)
Contribution to growth (p.p.)(1)
+9.7p.p.
+8.8p.p.
-1.7p.p.
+16.8%
H1 08
GER
UK
Rest
H1 09

- **Maintaining momentum across markets**
  - 85.0% of H1 09 mobile net additions in contract
    - Lower y-o-y churn
    - Steady mobile BB expansion
- **Revenue growth despite challenging economic backdrop and regulation**
  - Ongoing optimisation of bundles & top ups
  - Lower roaming activity
  - MTR cuts in most countries dragging 0.8p.p. in organic[1] revenue growth
  - Strong non-P2P SMS organic[1] revenue growth: +33.7% y-o-y in H1 09
- **Accelerating OpCF growth leveraging efficiencies and a more rebalanced portfolio of businesses**
  - 1.8% y-o-y decrease in non-commercial costs compensating increased commercial activity
  - Telefónica O2 Germany sequentially improving profitability
  - Adapting CapEx to current trading environment
  - +1.1p.p. margin expansion[1] to 28.6% in H1 09

(1) Organic growth: Assuming constant exchange rates. The impact derived from past assets disposals (€114 m in the second quarter of 2008 from Airwave) is also excluded from the calculation.

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Telefónica
17

TELEFÓNICA EUROPE

T. O2 UK: strategic consistency, continued outperformance

Mobile contract net adds ('000)

Y-o-y growth (%)


286.3
312.7
+18.4%
+73.3%
Q1 09
Q2 09


Best
Network
2009 (1)

Mobile Data


+24.2%
+37.0%
+42.2%
+60.3%
Q1 09
Q2 09
Q1 09
Q2 09
Mobile Internet users(2) (y-o-y growth)
Non-P2P SMS data revenues(3) (y-o-y growth)

Financial metrics (H1 09 y-o-y growth In local currency)

OIBDA Margin (%)


+5.0%
+4.5%
25.0%
Mob. Serv. revs.
OIBDA
CapEx
-17.5%
+19.8%
OpCF (OIBDA-CapEx)

- **Strengthening our leadership in the declining UK mobile market**
  - Sustained outperformance in contract segment leveraging best churn rate in the market (1.2%)
  - Further improving customer satisfaction gap vs. competitors
  - Ongoing usage optimization driving voice ARPU down 6.6% y-o-y in local currency in H1 09
  - Mobile Internet ramping up
  - Continued success around Simplicity & Smartphones + Innovative propositions targeting families
- **Focused efficiency program is helping to maintain momentum**
  - Best churn in market driving down retention costs
  - Increased commercial activity across segments
  - Ongoing efficiencies in OpEx&CapEx boosting OpCF growth

(1) 2009 Mobile Awards.
(2) Customers accessing Internet over mobile networks.
(3) Local currency.

TELEFONICA S.A.
Investor Relations

Telefonica

18

TELEFONICA EUROPE Continued mobile customer growth, leveraging differential voice & broadband propositions "O2 o" progressing well, gaining traction in the market 0.3 p.p. churn reduction over Q1 09 Fastest UMTS network in Germany(1) Improved y-o-y financial performance on solid foundations and focused commercial approach Enhanced mobile service revenue growth ex-regulatory drag (-2.4p.p. in Q2 09) Robust growth in data revenues (+8.2% y-o-y in Q2 09) Commercial model change reflected in improved profitability levels Steady OpCF increase to € 77 m in H1 09 Mobile Service Revenue (y-o-y growth) T. O2 Germany: Gaining momentum in the market OIBDA and OIBDA margin (y-o-y growth) Mobile Net adds (^000) Q2 09 426.7 +38.8% Q-o-Q growth Total net adds Q4 08 Q1 09 118.2 85.9 Contract net adds 139.3 Q2 09 Q2 09 -1.2% +1.2% +0.6% Q1 09 Q2 09 Ex-MTR reduction in April +0.6p.p. According to www.umtsspeedtest.de +24.2% Q1 09 +29.0% Q2 09 OIBDA / Revenues OIBDA Q1 09 Q2 09 25.7% +5.7p.p. 22.8% +3.8p.p. 19

GROUP FINANCIAL EXPENSES AND DEBT

Longer maturity profile at a lower cost

Net Debt Evolution


€ in millions
2.0x OIBDA[1]
42,733
-3,563
+422
+2,765
-92
+1,789
44,055
Net Fin. Debt Dec-08
FCF Post-Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Jun-09

2009 prudent financing activity, increasing debt average life and total credit lines


€ 3.5 bn
€ 7.4 bn
€ 8.2 bn
Dec-08
Jun-09
Q2 09 Total Bond Issues
Total un-drawn credit lines
6.6 y
5.9 y
Jun-09
Dec-08
Debt average life

Lower cost of debt

	H1 09
Net interest Expenses	€ -1,221 m
FX results	€ -118 m
Total Financial Results	**€ -1,339 m**
Total Average Debt	€ 45,128 m
Effective interest rate (FX result constant in the year)	**5.7%**

- Combining improvement of liquidity profile and debt cost reduction
- Leverage target, including commitments, kept in the low part of our target range (2.1x OIBDA)

(1) Calculation based on H1 09 OIBDA figure annualized excluding results on the sale of fixed assets.

TELEFONICA S.A.
Investor Relations
Telefónica
20

Closing remarks Solid set of results, Q2 09 trends in line with Q1 09 performance Positive organic revenue growth capitalizing on our diversification Robust profitability and ramp-up in organic OpCF generation driven by OpEx&CapEx discipline and economies of scale Double digit underlying increase in net income Strong balance sheet On track to meet 2009 guidance. Growing dividend policy confirmed 21

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 30th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer